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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                                 ebix.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $ .10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    247171101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Mark C. Headrick (612) 335-8683
   Coral Group, Inc. 60 South Sixth Street, Suite 3510, Minnneapolis, MN 55402
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                     9/24/03
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  247171101
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Coral Partners II, a limited partnership

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  X

     (b)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization  Delaware


--------------------------------------------------------------------------------

  Number of          7.  Sole Voting Power 113,171
    Shares           8.  Shared Voting Power 0
 Beneficially        9.  Sole Dispositive Power 113,171
   Owned By          10. Shared Dispositive Power 0
Each Reporting
  Person With

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 113,171

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  4.9%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)  PN & IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  247171101
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Coral Management Partners II, Limited Partnership

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  X

     (b)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization  Delaware


--------------------------------------------------------------------------------

  Number of          7.  Sole Voting Power 113,171
    Shares           8.  Shared Voting Power 0
 Beneficially        9.  Sole Dispositive Power 113,171
   Owned By          10. Shared Dispositive Power 0
Each Reporting
  Person With

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 113,171

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  4.9%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)  PN & IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  247171101
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Yuval Almog

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  X

     (b)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)         WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization       Minnesota


--------------------------------------------------------------------------------

  Number of          7.  Sole Voting Power 1,250
    Shares           8.  Shared Voting Power 113,171
 Beneficially        9.  Sole Dispositive Power  1,250
   Owned By          10. Shared Dispositive Power 113,171
Each Reporting
  Person With

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 115,171

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  5.0%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)  PN & IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  247171101
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Peter H. McNerney

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  X

     (b)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)         WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization       Minnesota


--------------------------------------------------------------------------------

  Number of          7.  Sole Voting Power 0
    Shares           8.  Shared Voting Power 113,171
 Beneficially        9.  Sole Dispositive Power  0
   Owned By          10. Shared Dispositive Power 113,171
Each Reporting
  Person With

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 113,171

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  4.9%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)  PN & IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer

Security: This amended Schedule 13D, originally filed under the reporting person of IAI Venture Partners II, a limited partnership, and now filed under the reporting person of Coral Partners II, a limited partnership, reflects beneficial ownership of the issuer's Common Stock, par value $.10 per share, converted from Series D Preferred Stock, par value $.10 per share (the "PS D Stock")(formerly Series A Preferred Stock), Series C Preferred Stock, par value $.10 per share (the "PS C Stock") and Convertible Promissory Note (the "Note") and Non-Qualified Stock Option Plan for Directors, par value $.10 per share (the "Plan") owned by a general partner of Coral Partners II.

Issuer:   ebix.com Inc.
          1900 E. Golf Rd
          Suite 1200
          Schaumberg, IL  60173

Item 2. Identity and Background

Coral Partners II, a limited partnership ("CP II") (formerly named IAI Venture Partners II, a limited partnership), with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402, is in the business of making venture capital investments in operating companies. The general partner of Coral Partners II is Coral Management Partners II, Limited Partnership ("CMP II"), with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402. The general partners of CMP II are Yuval Almog and Peter McNerney.

The following sets forth the names, business addresses, and principal occupation of each General Partner within CMP II:

Name                             Address                  Principal Occupation
----                             -------                  --------------------

*Yuval Almog            60 South Sixth Street           Managing General Partner
                        Suite 3510
                        Minneapolis, MN  55402

Peter McNerney          60 South Sixth Street           General Partner
                        Suite 3510
                        Minneapolis, MN  55402

     All such individuals are United States citizens.

     To the best of the undersigned's knowledge, during the past five years no employee of Coral Group, Inc. has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body that resulted in judgment or final order regarding violations of federal or state securities laws.

     * Yuval Almog, a General Partner in Coral Management Partners II, Limited Partnership, with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402; was elected a non-employee Director of Delphi Information Systems, Inc. (the former name of ebix.com) on September 9, 1991, and became Chairman of the Board on September 17, 1993 held until November 20, 2000. Mr. Almog is no longer a director of the Company.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

     Coral Parnters II is disposing of its holdings in the Company and intends to continue until all shares have been disposed of.

Item 5.  Interest in Securities of the Issuer

     Coral Partners II currently owns 113,171 of common stock converted from shares of Series D Preferred Stock, shares of Series C Preferred Stock, the Convertible Promissory Note and Redeemable Warrants. The Common Stock represents 4.9% of the Issuer. The following percentage interest represents the total shares indirectly owned by each general partner whose individual percentage interest in the company remains less than 5%; Yuval Almog .4% and Peter McNerney ..2%. Coral Partners II has sole voting power and power of disposition of its shares. CMP II exercises such power as general partner of Coral Partners II.

     Coral Partners II sold 1,226 common shares in the open market at $5.5556 on September 12, 2003, sold 7,500 common shares in the open market at $5.5513 on September 23, 2003 and sold 4,400 common shares in the open market at $5.557 on September 24, 2003 at which point Coral Parnters II owned less than 5.0% of the issuer and is no longer a reporting person.

     Yuval Almog, the Managing General Partner of CMP II. Mr. Almog disclaims ownership of 750 shares reported by him which are held by his wife. Mr. Almog has sole voting and dispositive power over 1,250 shares.

Item 6. Contracts, Arrangements, Understandings or relationships with respect to Securities of the Issuer

     Coral Partners II purchased Series D Preferred Stock pursuant to the Series A Preferred Stock Purchase Agreements dated May 29, 1991, and January 8, 1993, subsequently exchanged for Series D Preferred Stock on May 19, 1994, purchased Series C Preferred Stock pursuant to Stock Purchase Agreement dated December 21, 1993, and purchased the Convertible Promissory Note pursuant the Note Purchase Agreement dated March 15, 1994 (the "Purchase Agreements"). Purchased the Redeemable Warrants pursuant to an offering of units (consisting of common stock and Redeemable Warrants) by the Company on January 16, 1997. These Purchase Agreements contain representations and warranties of the issuer and certain ongoing obligations and limitations. The investors have certain registration rights as described more fully in the Purchase Agreements attached as exhibits to the previously filed 13D and first amendment. The PS C Stock, PS D Stock, the Note and the Redeemable Warrants were converted into Common Stock.

Item 7. Material to Be Filed as Exhibit

     Not applicable.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2003                     Coral Partners II, a limited partnership

                                 By    Coral Management Partners II,
                                       Limited Partnership, Its: General Partner

                                       /s/ Yuval Almog
                                       -----------------------
                                       Yuval Almog
                                       General Partner

                                 Individual Reporting Persons:

                                 By    /s/ Yuval Almog
                                       -----------------------
                                       Yuval Almog, General Partner

                                 By    /s/ Peter H. McNerney
                                       -----------------------
                                       Peter H. McNerney, General Partner